UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

First Acceptance Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

318457-10-8

(CUSIP Number)

Thomas M. Harrison, Jr.

c/o First Acceptance Corporation

3813 Green Hills Village Drive

Nashville, TN 37215

(800) 321-0899

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

David B.H. Martin

Covington & Burling

1201 Pennsylvania Avenue, NW

Washington, DC 20004-2401

(202) 662-6000

April 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318457-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas M. Harrison, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,624,999

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,624,999

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,624,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.28%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of First Acceptance Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

Item 2.	Identity and Background
This statement is being filed by Thomas M. Harrison, Jr. by virtue of his beneficial ownership of greater than 5% of the outstanding shares of Common Stock.

(a) Name: The name of the reporting person is Thomas M. Harrison, Jr..

(b) Business Address: The principal business address of Mr. Harrison is c/o First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, TN 37215.

(c) Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization:  Mr. Harrison is the Executive Vice President and Secretary of the Issuer, 3813 Green Hills Village Drive, Nashville, TN 37215.

(d) Criminal Proceedings: During the past five years, Mr. Harrison has not been convicted in a criminal proceeding.

(e) Securities Laws:  During the past five years, Mr. Harrison has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship: Mr. Harrison is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Harrison has acquired beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations thereunder) of an aggregate of 6,624,999 shares of Common Stock which he received in exchange for 18,750 shares of USAuto Holdings, Inc. common stock pursuant to the merger of USAuto Holdings, Inc. into USAH Merger Sub, Inc., a wholly owned subsidiary of the Issuer (the “Merger”).

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.
Item 4.	Purpose of Transaction

Mr. Harrison acquired the shares of Common Stock for investment purposes.  Mr. Harrison is continuing to review the performance of his investment and his investment alternatives.  As part of his ongoing review of his investment in the shares of Common Stock, Mr. Harrison may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions.  Although the foregoing reflects activities presently contemplated by Mr. Harrison with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Harrison will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, Mr. Harrison does not have any plan or proposal that is required to be described in this Item 4.  Notwithstanding the foregoing, Mr. Harrison reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer
(a) Amount beneficially owned: As of the date hereof, Mr. Harrison beneficially owns an aggregate of 6,624,999 shares of Common Stock or approximately 14.28% of the Common Stock outstanding.

(b) Number of shares of Common Stock as to which Mr. Harrison has:

         (i) Sole power to vote or direct the vote: 6,624,999;

         (ii) Shared power to vote or direct the vote: 0;

         (iii) Sole power to dispose or direct the disposition of: 6,624,999; and

         (iv) Shared power to dispose or direct the disposition of: 0.

(c) Transactions within the past 60 days: On April 30, 2004, Mr. Harrison acquired 6,624,999 shares of Common Stock which he received in exchange for 18,750 shares of USAuto Holdings, Inc. common stock pursuant to the Merger.  In addition, on April 30, 2004, the Issuer granted to Mr. Harrison an option to buy up to 100,000 shares of Common Stock as evidenced by the Nonqualified Stock Option Agreement, dated as of April 30, 2004, by and between Mr. Harrison and the Issuer (the “Option Agreement”) more fully described in Item 6.

(d) Right to receive or power to direct: To the knowledge of Mr. Harrison, no person other than Mr. Harrison has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Harrison.

(e) Date reporting person ceased to be a 5% owner: Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer and Mr. Harrison have entered into a Registration Rights Agreement, dated as of April 30, 2004 (the “Registration Rights Agreement”), pursuant to which the Issuer granted Mr. Harrison certain registration rights with respect to the shares of Common Stock acquired in connection with the Merger until (i) the shares have been sold pursuant to a registration statement filed with the Securities and Exchange Commission, (ii) such shares have been sold under the safe-harbor provision of Rule 144 under the Securities Act of 1933 (the “Securities Act”), or (iii) all of the shares held by such holder can be sold pursuant to Rule 144(k) under the Securities Act.  The agreement provides that whenever the Issuer proposes to register any of its securities under the Securities Act, Mr. Harrison is entitled to request the inclusion of his shares in any registration statement at the Issuer’s expense. In addition, under the registration agreement, the holders of at least 25% of the registrable securities (as defined in the Registration Rights Agreement) have the right at any time on or after the 3rd anniversary of the date of the agreement, subject to conditions, to require the Issuer to register any or all of their shares of common stock under the Securities Act on Form S-3, a "short-form registration"; provided however, the aggregate offering price shall be greater than $2.0 million. The Issuer is not required, however, to effect any such short-form registration within 12-months after the effective date of a prior demand registration and may postpone the filing of such registration for up to 180 days if the Issuer believes that such a registration would be materially detrimental to it or its business. In connection with all registrations pursuant to this agreement, the Issuer has agreed to indemnify Mr. Harrison against liabilities caused by any untrue or alleged untrue statement of material fact set forth in the registration statement, prospectus, preliminary prospectus or any amendment thereto, any omission of material fact required to be stated therein or necessary to make statements therein not misleading or any alleged violation by it of the Securities Act, the Exchange Act or any federal or state securities law or regulation promulgated thereunder. Mr. Harrison has agreed to indemnify the Issuer for similar violations caused by him to the extent that such violation occurs in relation to written information provided by him.

Pursuant to the Option Agreement and under the Issuer’s 2002 Long Term Incentive Plan, the Issuer’s Board granted to Mr. Harrison an option to purchase up to 100,000 shares of Common Stock at an exercise price of $6.64 per share.  One-fifth of Mr. Harrison’s option vests on April 30, 2005 and 1-2/3% of the option vests on the last day of each month thereafter, through and including April 30, 2009.  The unvested portion of the option will be subject to acceleration upon certain events such as a change of control (as defined in the Option Agreement), termination of employment by Mr. Harrison for good reason (as defined in Mr. Harrison’s Employment Agreement, dated as of April 30, 2004 (the “Employment Agreement”)), by the Issuer without cause (as defined in the Employment Agreement) or due to death or disability. The option shall terminate upon the first to occur: (i) April 29, 2014, (ii) 12 months following the date of Mr. Harrison’s termination of employment by the Issuer for cause or (iii) 24 months following the date of Mr. Harrison’s termination of services for any reason other than cause.

Item 7.	Material to Be Filed as Exhibits

Employment Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.4 of First Acceptance Corporation’s Current Report on Form 8-K, filed May 3, 2004).

Nonqualified Stock Option Agreement, dated as of April 30, 2004, by and between Thomas M. Harrison, Jr. and First Acceptance Corporation (incorporated by reference to Exhibit 10.6 of First Acceptance Corporation’s Current Report on Form 8-K, filed May 3, 2004).

Registration Rights Agreement, dated as of April 30, 2004, by and among First Acceptance Corporation, Stephen J. Harrison and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.7 of First Acceptance Corporation’s Current Report on Form 8-K, filed May 3, 2004).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2004
Date
/s/ Thomas M. Harrison, Jr.
Signature
Thomas M. Harrison, Jr.
Name/Title